200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
STEPHANIE A. CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

November 8, 2012

VIA EDGAR CORRSPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC Files Nos. 333-02381 and 811-07589)

Dear Ms. O’Neal-Johnson:

We are writing in response to your request provided telephonically to me on November 1, 2012 with respect to the Registrant’s Post-Effective Amendment No. 107 filed on September 17, 2012 (the “Amendment”).  Specifically, you requested that the Registrant explain the appropriateness of using the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index (the “Index”) as the benchmark index for purposes of calculating the performance adjustment component of the management fee payable by The Hartford Global Alpha Fund (the “Fund”) to Hartford Investment Financial Services, LLC (“HIFSCO”), the Fund’s investment manager.

For the reasons described below, the Registrant believes that the use of the Fund’s performance relative to the Index as the basis for calculating the performance adjustment component of the management fee payable to HIFSCO is appropriate and consistent with the requirements of Section 205 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Background

The Fund is a new series of the Registrant recently approved by the Registrant’s Board of Directors (the “Board”).  The Fund’s investment goal is to seek to provide a positive total return that exceeds the return on 3-Month U.S. Treasury bills over the long term (generally at least three years) regardless of market conditions.  As described in greater detail in the Amendment, the Fund will pursue this goal by allocating its assets across multiple global fixed income, currency and derivative strategies, and will seek to maintain low correlations to the global fixed income markets and equity markets and to minimize, although not eliminate, downside volatility.

Under the investment management agreement between the Fund and HIFSCO, the management fee rate paid to HIFSCO by the Fund will consist of two components: (1) a base fee based on a stated percentage of the Fund’s average daily net asset value and (2) a positive or negative performance-fee adjustment (the “Performance Adjustment”) of 0.10% for each 0.50% that the investment performance of the Fund’s Class A shares for the performance measurement period was better or worse than the return of the Index, as then constituted, plus 1.15%.  The “fulcrum” for the application of the Performance Adjustment is the record of the Index plus 1.15%; that is, in order for HIFSCO to receive a positive performance adjustment, the Fund must outperform the Index by more than 1.15%.  The maximum annual Performance Adjustment is plus or minus 0.50%.  The maximum Performance Adjustment would come into effect when the Fund outperformed the Index by 3.65% or more.

The operation of the Fund as described in the Amendment, and the management fee, including the Performance Adjustment component based on the Fund’s performance relative to the Index, was approved by the Board based on a consideration of relevant factors, as discussed in greater detail below.

Analysis

Section 205(a) of the Advisers Act generally prohibits an investment adviser from charging a fee based on a fund’s asset value or capital appreciation (i.e., performance fees).  However, Section 205(b) creates an exception to this prohibition to permit an adviser to charge a fee based on a fund’s asset value provided that the fee is averaged over a specified period and increases or decreases proportionately with the fund’s investment performance over a specified period in relation to the performance of an “appropriate index of securities prices.”  The phrase “appropriate index of securities prices” is not defined in Section 205 or the rules thereunder.  Section 205(c), however, provides that “an index of securities prices shall be deemed appropriate unless the [Securities and Exchange Commission (“SEC”)] by order shall determine otherwise.”  The SEC staff has indicated that, in its view, “the term ‘appropriate index of securities prices’ refers to the investment record of an unmanaged list of securities calculated on a consistent basis.”(1)

As the Index qualifies as an “appropriate index of securities prices” under Section 205 of the Advisers Act, the key question in determining whether it may be used as the basis for the Performance Adjustment is whether it is appropriate for the purpose of calculating that

(1)                                 Steadman Leveraged Bond Fund, SEC No-Action Letter (pub. avail. Nov. 11, 1972) (emphasis in original) (declining to grant no-action relief under Section 205 of the Advisers Act where a performance fee would be based on a fund’s performance relative to a self-created index).

adjustment.(2)  As an initial matter, the Registrant notes that the Index will be used not only for purposes of calculating the Performance Adjustment but also as the Fund’s benchmark for prospectus and shareholder report disclosure purposes.  In this regard, the Registrant notes that various funds use the Index as a benchmark index for disclosure purposes and that the Index is viewed as a legitimate index for such purposes.  The Registrant believes that the Index is the most appropriate benchmark index for the Fund as the Index ties directly to the Fund’s investment goal of seeking to provide a positive total return that exceeds the return on 3-Month U.S. Treasury bills over the long term.  In addition, the Registrant notes that a comparison to an index that tracks Treasury bills is the best way to measure the performance of an absolute return fund, which seeks positive returns regardless of market conditions.

In light of the Fund’s investment goal and strategy, as well as the use of the Index as the Fund’s benchmark index, the Registrant believes it is appropriate to use the Index for purposes of calculating the Performance Adjustment.  As in the case of the benchmark index, use of the Index to calculate the Performance Adjustment will tie the Performance Adjustment directly to the Fund’s investment goal.  Moreover, as the Fund is designed to provide positive returns regardless of market conditions, the Registrant believes that it would be inappropriate to use an index with a beta component (i.e., one that may increase or decrease based on market returns) as either a performance benchmark generally or as a basis for the Performance Adjustment.(3)  Use of such an index could, in fact, result in a positive Performance Adjustment for HIFSCO solely as a result of market declines, even if the Fund did not achieve its goal of returns in excess of 3-Month U.S. Treasury bills over the long term.(4)  In addition, the Registrant notes that, for purposes of

(2)                                 The Registrant notes that the Index qualifies as an “appropriate index of securities prices” given that (i) it tracks short-term government Treasury bills with maturities of approximately 90 days and (ii) the SEC has not issued an order finding that it is not an “appropriate index of securities prices.”  In this regard, the Registrant notes that Section 202(a)(18) of the Advisers Act defines “security” expansively to include, among other things, any “note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness . . . or, in general, any interest or instrument commonly known as a ‘security,’” thereby including Treasury bills within its scope.  In addition, as noted above, an index of securities prices is deemed appropriate for performance fee purposes under Section 205(c) of the Advisers Act unless the SEC by order determines otherwise.  Accordingly, absent an SEC order to the contrary, the Registrant believes that the SEC staff should deem the Index appropriate in accordance with the terms of the statute.

(3)                                 The Registrant notes that certain competitor funds (for example, the Putnam Absolute Return Funds) pay a management fee based in part on the performance of the funds relative to the BofA Merrill Lynch U.S. Treasury Bill Index plus a specified amount.

(4)                                 For example, assume that the Fund uses a bond index (the “Bond Index”) as its Performance Adjustment index and that (i) the performance of the Bond Index over a given performance measurement period is -2.00%, (ii) the performance of the Fund over the period is 0.01%, and (iii) the performance of the Index over the period is 0.15%.  As the Fund’s performance is being calculating the Performance Adjustment, the Fund’s performance will not be measured solely against the Index, but rather against the Index plus 1.15%, thereby requiring a return significantly in excess of the Index before HIFSCO earns a positive Performance Adjustment.  The use of the Index for purposes of calculating the Performance Adjustment, and the method by which the Performance Adjustment is calculated, will be fully disclosed in the Fund’s prospectus.

In addition, the Board reviewed the Fund’s proposed management fee, including the Performance Adjustment, and considered whether the Index is an appropriate benchmark for purposes of calculating the Performance Adjustment.  In this regard, the Board was informed that the SEC, in an interpretive release on performance-based fee arrangements, set forth a list of factors that a board should consider in determining whether an index is an appropriate benchmark for a particular fund with a performance-based advisory fee, such as: (i) the volatility of the fund; (ii) diversification of the fund’s portfolio holdings (for example, if a fund invests in a broad range of common stocks, a broadly based index of common stocks would be appropriate, but an index based upon a relatively few large “blue chip” stocks would not); and (iii) types of securities owned and objectives of the fund (for example, for a fund that invests exclusively in a particular type of security or industry, either a specialized index that adequately represents the performance of that type of security or a broadly based market value weighted index would be appropriate).(5)  Over the course of several meetings, the Board received detailed information about the Fund and the proposed Performance Adjustment, including information necessary for its consideration of these factors.  After considering this information, the Board, in the exercise of its reasonable business judgment and consistent with its fiduciary duties, approved the proposed management fee for the Fund, including the Performance Adjustment component based on the Fund’s performance relative to the Index.(6)

compared to the Bond Index, which reflects market declines over the period, HIFSCO would be entitled to a positive Performance Adjustment over the period even though the Fund’s return did not exceed the return on 3-Month Treasury bills during the period.

(5)                                 Factors to be Considered in Connection with Investment Company Advisory Contracts Containing Incentive Arrangements, Release No. IC-7113 (Apr. 18, 1972).

(6)                                 The Registrant notes that, in the past, the SEC staff has deferred to decisions of a fund’s board in granting no-action relief under Section 205 of the Advisers Act.  See MassMutual Corporate Investors, SEC No-Action Letter (pub. avail. Aug. 31, 1988) (granting relief where a fund’s performance would be compared to an average of an equity index and a bond index and noting that the fund’s trustees had determined both that (i) an appropriate index for the fund should include debt and equity components and (ii) the particular equity and debt indices were appropriate based on the fund’s investment objectives, policies and practices).

For the reasons described above, the Registrant believes that the Index is an “appropriate index of securities prices” and that the use of the Fund’s performance relative to the Index as the basis for calculating the Performance Adjustment component of the management fee payable to HIFSCO is appropriate and consistent with the requirements of Section 205 of the Advisers Act.

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We hope that you have found this response helpful.  Please call me (617.728.7127) or John V. O’Hanlon (617.728.7111) if you would like to discuss this matter further.

Sincerely,

/s/ Stephanie A. Capistron

Stephanie A. Capistron

cc:	Alice A. Pellegrino
John V. O’Hanlon